Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: January 27, 2016

The following communication was sent to the employees of Media General, Inc. on January 27, 2016:

Media General Employee FAQs

1.	Why are Media General and Nexstar combining?
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The combined company, to be named Nexstar Media Group, will be one of the nation’s leading providers of local news, entertainment, sports, lifestyle and network programming and content through its broadcast and digital media platform with annual revenue in excess of $2.3 billion.

●	The combined company’s increased scale will allow advertisers and brands to benefit from a more comprehensive, integrated and competitive offering across all markets.
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With 171 full power television stations in 100 markets and a diverse and growing digital media operation, Nexstar Media Group will offer superior engagement across all devices and influence on consumers’ purchasing decisions unrivaled by other media, including large-scale reach to approximately 39% of all U.S. television households.

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The transaction provides Media General shareholders immediate value and the opportunity to participate in the near- and long-term upside of a pure-play broadcasting company with expanded audience reach, a more diversified portfolio and a significantly stronger financial profile.

2.	Who is Nexstar?
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Based in Irving, Texas, Nexstar Broadcasting Group is a leading diversified media company that leverages localism to bring new services and value to consumers and advertisers through its traditional media, digital and mobile media platforms.

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Nexstar owns, operates, programs or provides sales and other services to 106 television stations and related digital multicast signals reaching 57 markets or approximately 17.3% of all U.S. television households.

●	Nexstar’s portfolio includes affiliates of NBC, CBS, ABC, FOX, MyNetworkTV, The CW, Telemundo, Bounce TV, Me-TV, LATV, Estrella, This TV, Weather Nation Utah, Movies! and News/Weather.
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Nexstar’s community portal websites offer additional hyper-local content and verticals for consumers and advertisers, allowing audiences to choose where, when and how they access content while creating new revenue opportunities.

3.	Why isn’t Media General combining with Meredith?
●	Our goal all along has been to deliver the best value for our company and all of our shareholders – and we believe our agreement with Nexstar does just that.
●	Today we simultaneously announced that Media General and Meredith have terminated our previous merger agreement.

4.	What is the management structure of the combined company?
●	Nexstar Media Group will be led by Nexstar’s Chairman, President and CEO, Perry Sook.
●	In addition, two Media General directors will join the Nexstar Board of Directors at closing.

5.	What will the company be called?
●	The combined company will be named Nexstar Media Group.

6.	Where will headquarters be?
●	Nexstar Media Group will be headquartered in Irving, Texas.

7.	What does this combination mean for me? Will there be any layoffs?
●	While it is early in this process and there are many decisions still to be made, this combination is about diversification and growth.
●	Together, Media General and Nexstar will have a number of key competitive advantages that we believe will drive significant benefits for employees and shareholders.
●	We look forward to bringing together the top-notch talent and experience of team members from both companies, which we believe will help foster the combined company’s growth and success.
●	It is important to remember that until this transaction closes, Media General and Nexstar will remain two separate companies and it is business as usual.
●	We are committed to communicating important updates as we work through the process.

8.	What are the plans to integrate the two companies?
●	The integration process will take some time, and in the coming weeks, a transition-planning team will be established consisting of leaders from Media General and Nexstar.
●	It is still early in this process, but we will continue to update you regularly with additional information as we move forward.

10.	When will the combination be completed?
●	We expect the transaction to be completed late in the third quarter / early in the fourth quarter of 2016, subject to shareholder and regulatory approvals, and other customary closing conditions.
●	Until that time, Media General and Nexstar will continue to operate as two separate companies.

11.	What happens next?
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Until the transaction closes, which we expect to be completed late in the third quarter / early in the fourth quarter of 2016, Media General and Nexstar will continue to operate as independent companies.

●	Today’s announcement will have no immediate impact on our day-to-day operations – in short, it is business as usual.
●	We will rely on you, as we always have, to continue to deliver in providing our viewers and advertisers the premium products and service they value and trust.

14.	Where can I find additional information? How can I learn more about Nexstar?
●	After today, we will continue to update you regularly with additional information as we move forward.
●	You can learn more about Nexstar on their website, www.nexstar.tv.

13.	Who can I contact if I have any more questions?
●	If you have any further questions, please don’t hesitate to contact your manager.

14.	What do I do if I’m asked about the transaction?
●	If you receive any inquiries from the media or investors, please contact Courtney Guertin cguertin@mediageneral.com.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (“Merger Sub”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the web site indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.